Morgan, Lewis & Bockius LLP
1111 Pennsylvania Ave., N.W.
Washington, DC 20004


ASHLEY VROMAN-LEE
202.739.5914
avromanlee@morganlewis.com



April 20, 2009

VIA EDGAR CORRESPONDENCE

Jeffrey A. Foor, Esquire
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:      RYDEX VARIABLE TRUST (THE "TRUST") - N-14
         -----------------------------------------
         (FILE NO. 333-158015)
         ---------------------

Dear Mr. Foor:

This letter responds to your comments conveyed to me during a telephone conference on April 8, 2009 relating to the Rydex Variable Trust (the "Trust") N-14 filed on March 16, 2009 (the "N-14"), in connection with the business combination of the Trust's Hedged Equity Fund ("Acquired Fund") to the Trust's Multi-Hedge Strategies Fund ("Surviving Fund") (the "Reorganization"). The following summarizes your comments, and our response to those comments. Unless otherwise noted, capitalized terms have the same meaning as contained in the N-14.

PROSPECTUS

1. COMMENT. The N-14 is a prospectus/information statement, not a proxy statement/prospectus, therefore consider disclosing in the letter to shareholders and the N-14 why no shareholder vote is required.

         RESPONSE. We have added the following disclosure to the letter to shareholders as well as the second paragraph of the N-14, explaining why no shareholder vote is necessary (new language in bold):

         "Shareholders of the Acquired Fund are not being asked to vote on the Plan or approve the Reorganization. NEITHER DELAWARE LAW NOR THE TRUST'S DECLARATION OF TRUST REQUIRES SHAREHOLDER APPROVAL OF THE AGREEMENT AND PLAN OF REORGANIZATION."
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2.       COMMENT. Please confirm in the response letter that the Board of
         Trustees of the Trust (the "Board") was advised of the legal considerations of the reorganization and that a Rule 17a-8 analysis was conducted and presented to the Board.

         RESPONSE. At the February 26, 2009 Board of Trustees meeting of the Trust, the Board was advised as to the structure of the Reorganization and the legal considerations, including a Rule 17a-8 analysis, pertaining to their consideration of the proposed Reorganization.

3. COMMENT. In the last paragraph of the shareholder letter, the disclosure states, "If you invest through another financial institution, such as a brokerage firm, please contact your financial institution should you have any questions." Consider adding disclosure stating that shareholders can contact their variable contract holder/insurance company if they have questions.

         RESPONSE. We have added the following disclosure to the last paragraph of the shareholder letter (new language in bold):

         "If you have questions or would like to discuss alternatives, you may contact us at (800) 820-0888 or YOUR INSURANCE COMPANY. You are a valued investor and we thank you for your continued investment in the Trust."

4. COMMENT. In the shareholder letter, add disclosure to reflect that shareholders investing in variable contracts have the option to transfer their shares to other Funds within the same variable contract.

         RESPONSE. We have added the following disclosure to the shareholder letter (new language in bold):

         "Shareholder approval is NOT required to effect the reorganization. At the close of business on May ___, 2009, the Acquired Fund will transfer its assets and liabilities to the Surviving Fund. On that date, you will receive shares of the Surviving Fund equal in aggregate net asset value to your shares of the Acquired Fund. We have enclosed a Prospectus/Information Statement that describes the reorganization in greater detail and contains important information about the Surviving Fund. PLEASE NOTE THAT IF YOU DO NOT WISH TO PARTICIPATE IN THE REORGANIZATION, YOU MAY TRANSFER YOUR SHARES TO OTHER FUNDS WITHIN THE SAME VARIABLE CONTRACT. EFFECTIVE ON OR ABOUT MAY 22, 2009, THE ACQUIRED FUND WILL BE CLOSED TO NEW SHAREHOLDERS AND TO ADDITIONAL PURCHASES AND EXCHANGES INTO THE FUND BY EXISTING SHAREHOLDERS."

5. COMMENT. The N-14 incorporates by reference the prospectuses for the Acquired Fund and the Surviving Fund, both dated May 1, 2009. Please provide the basis for this incorporating these prospectuses by reference.

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



         RESPONSE. Because the Trust has a fiscal year end of December 31, the current prospectuses are dated May 1, 2008. Because the information statement and prospectus will be mailed on or after May 1, 2009, we believed it was in the best interests of shareholders to provide them the most recent prospectus, dated May 1, 2009, rather than incorporating by reference a prospectus 16 months old with unaudited financial statements per instructions in Form N-14 and Regulation S-X. For these reasons, we seek to incorporate by reference the prospectus dated May 1, 2009. Pursuant to our recent conversations, we will file a pre-effective amendment that includes a delaying amendment, and separately we will request acceleration to go effective on May 1, 2009. Thus, at the time that this filing goes effective, the post-effective amendment that contains the May 1, 2009 prospectus will be filed and effective.

6. COMMENT. Pursuant to Rule 411(d), if information is incorporated by reference to a previously filed document, the file number of such document should be included. In the Part C, where a previously filed document is incorporated by reference, confirm all file numbers are included.

         RESPONSE. We have confirmed all 1933 Act and 1940 Act file numbers are included in the Part C where documents are incorporated by reference.

7. COMMENT. Under the heading "The Reorganization," the disclosure states that "the Advisor and its affiliates have undertaken to bear and pay the expenses related to the preparation and assembly of this Prospectus/Information Statement and all mailing and other expenses associated with the Reorganization." Consider adding disclosure whether shareholders of the Acquired Fund will bear any expenses.

         RESPONSE. We have added the following disclosure (new language in bold):

         "The Advisor and its affiliates have undertaken to bear and pay the expenses related to the preparation and assembly of this Prospectus/Information Statement and all mailing and other expenses associated with the Reorganization. SHAREHOLDERS OF THE ACQUIRED FUND AND THE SURVIVING FUND WILL NOT BEAR ANY EXPENSES ASSOCIATED WITH THIS REORGANIZATION."

8. COMMENT. Under the heading "Annual Fund Operating Expenses," footnote three references "Acquired Funds" which is a defined term for the Hedged Equity Fund. Consider revising the disclosure to show that the "Acquired Funds" referenced in footnote three are underlying funds in which the Fund invests and not the Hedged Equity Fund, to which the defined term relates.

         RESPONSE. We have revised the disclosure and have changed disclosure from "Acquired Funds" referenced in footnote 3 to "Underlying Funds." We have also changed the line item in the fee table from "Acquired Fund Fees and Expenses" to "Underlying Funds Fees and Expenses." The disclosure is as follows (new language appears in bold):

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         "As a shareholder in certain funds (the "UNDERLYING FUNDS"), the Fund will indirectly bear its proportionate share of the fees and expenses of the UNDERLYING FUNDS. "UNDERLYING FUNDS Fees and Expenses" are based upon (i) the approximate allocation of the Fund's assets among the UNDERLYING FUNDS and the (ii) net expenses (excluding interest, taxes, and extraordinary expenses) of the UNDERLYING FUNDS during their most recently completed fiscal year. "UNDERLYING FUNDS Fees and Expenses" will vary with changes in the expenses of the UNDERLYING FUNDS, as well as allocation of the Fund's assets, and may be higher or lower than those shown.

9. COMMENT. Consider adding capitalization/asset sizes of the Funds, a summation of fees each Fund pays, and if the fundamental and/or non-fundamental policies are identical or different.

         RESPONSE. We have added the following disclosure (new language in bold):

         "The reorganization will combine a smaller fund into a larger fund. AS OF APRIL 1, 2009, THE ACQUIRED FUND HAD APPROXIMATELY $6.8 MILLION IN ASSETS AND THE SURVIVING FUND HAD APPROXIMATELY $22.5 MILLION IN ASSETS. THE MANAGEMENT FEE FOR BOTH FUNDS IS 1.15%, NEITHER FUND HAS A DISTRIBUTION OR SHAREHOLDER SERVICING FEE, AND THE FUNDAMENTAL AND NON-FUNDAMENTAL POLICIES ARE IDENTICAL FOR BOTH FUNDS."

10. COMMENT. Consider adding headings to the fee table after each Fund name, which would clarify for shareholders which Fund is the Acquired Fund and which Fund is the Surviving Fund. Under the heading "Information about the Reorganization," consider adding a heading to the section about receiving dividends.

         RESPONSE. We have added the headings as requested.

11. COMMENT. The SEC staff position is that dividends on securities sold short, are, for financial accounting purposes, an expense of the Fund. Revise disclosure in footnote number five regarding Short Dividend Expense to reflect that the dividend expense is an expense of the Fund.

         RESPONSE. We have revised the disclosure as follows (new text appears in bold):

         "Short Dividend Expense occurs because the Fund short-sells an equity security to gain the inverse exposure necessary to meet its investment objective. WHEN THE FUND SELLS SHORT AN EQUITY THAT PAYS A DIVIDEND, the Fund must pay out the dividend rate of the equity security to the LENDER AND records this as an expense OF THE FUND AND REFLECTS THE EXPENSE IN ITS FINANCIAL STATEMENTS. However, a dividend on a security sold short generally HAS THE EFFECT OF REDUCING the market value of the shorted security and thus increases the Fund's unrealized gain or reduces the Fund's unrealized loss on its short sale transaction. Short Dividend Expense is not a fee charged to the shareholder by the Advisor or other service provider. Rather it is more similar to the transaction costs or capital expenditures associated with the day-to-day management of any mutual fund.

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


12. COMMENT. Consider adding a line item in the fee table, which shows which expenses of the Fund are contractually waived through an advisory agreement with the Advisor.

         RESPONSE. No expenses of the Fund are being waived. The fees presented in the fee table are the only fees each Fund pays, as the Fund incurs no additional expenses. Footnote four states that the Advisor has contractually agreed to pay all operating expenses of the Fund, excluding interest expense and taxes (expected to be de minimis), brokerage commissions and other expenses connected with the execution of portfolio transactions, short dividend expenses, and extraordinary expenses.

13. COMMENT. Under the "Example," confirm the numbers disclosed are accurate.

         RESPONSE. We have confirmed that the numbers provided in the example are accurate.

14. COMMENT. Under the heading, "Information about the Reorganization," the disclosure states that the Reorganization may be terminated at any time prior to the Effective Time. Confirm and disclose that the Reorganization may also be amended at any time prior to the Effective Time.

         RESPONSE. We have confirmed the Reorganization may be amended prior to the Effective Time and have added the following disclosure (new text appears in bold):

         "The Reorganization may be AMENDED OR terminated at any time prior to the Effective Time;"

15. COMMENT. Under the heading "Reasons for Reorganization," disclosed are a list of factors that the Board considered in deciding whether to approve the Reorganization, including that the management fee with respect to the Acquired Fund is identical to the management fee of the Surviving Fund. Consider disclosing whether the Board looked at other fees besides the management fee, and provide more detail about the conclusions the board made in response to the factors used to analyze the Reorganization.

         RESPONSE. Given the unitary fee structure, and that neither fund has a distribution fee pursuant to Rule 12b-1, the Board appropriately focused on the management fee. In the absence of other fees, we do not believe it is required, helpful or appropriate to disclose that the Board focused solely on the Management Fee.

         We added the following disclosure (new text appears in bold):

         "The Board of the Surviving Fund has also determined that the consummation of the Reorganization is in the best interests of the shareholders of the Surviving Fund and that the interests of the Surviving Fund's shareholders would not be diluted as a result of the proposed reorganization. THE BOARD CONSIDERED THAT THE REORGANIZATION PRESENTS AN

                                       5

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         OPPORTUNITY FOR THE SURVIVING FUND TO ACQUIRE INVESTMENT ASSETS WITHOUT
         THE NEED TO PAY BROKERAGE COMMISSIONS OR OTHER TRANSACTION COSTS THAT ARE NORMALLY ASSOCIATED WITH THE PURCHASE OF SECURITIES, ALTHOUGH THE COMBINED FUND WILL BEAR BROKERAGE COMMISSIONS AND OTHER TRANSACTION COSTS IN CONNECTION WITH PORTFOLIO REPOSITIONING FOLLOWING THE REORGANIZATION. THE TRUSTEES ALSO CONSIDERED THAT THE ADVISER WOULD
         BEAR THE EXPENSES RELATED TO THE REORGANIZATION. IN ADDITION, THE TRUSTEES CONSIDERED THAT THERE MAY BE A POTENTIAL FOR EXPENSE
         REDUCTIONS OVER TIME AS A RESULT OF FIXED EXPENSES BEING SPREAD OVER A LARGER ASSET BASE.

16. COMMENT. Confirm whether the Board made any conclusions as to the impact in the reorganization limiting the use of capital loss carry-forwards.

         RESPONSE. The Board was aware that the reorganization could limit the use of capital loss carry-forwards while weighing the benefits of the reorganization, but did not reach any specific conclusion with respect to any limitation on the future use of capital loss carry-forwards. Please note that the final amount of unutilized capital loss carry-forwards for the Acquired Fund is subject to change and will not be finally determined until the effective time of the Reorganization.

17. COMMENT. Disclose whether any portfolio securities have been identified for sale.

         RESPONSE. We have confirmed that no portfolio securities have been identified for sale.

***
I hereby acknowledge on behalf of the Rydex Variable Trust (the "Trust") that:
(i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact either John McGuire at 202.739.5654 or me at 202.739.5914.

Sincerely,

/s/ Ashley Vroman-Lee
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c: W. John McGuire, Esq.
   Joanna Haigney, Rydex Investments

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